Exhibit 99.1

Glory Star Announces Results of 2023 Annual General Meeting

BEIJING, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Glory Star New Media Group Holdings Limited (NASDAQ: GSMG) (“Glory Star” or the “Company”), a leading provider of next-generation mobile internet infrastructure and platform services, today announced the results of its 2023 Annual General Meeting, which was held on October 31, 2023, in Beijing, China.

At the Annual General Meeting, the Company’s shareholders:

(1)	re-elected Messrs. Zhihong Tan and Jia Lu as Class I directors of the Company to serve until the 2026 annual general meeting of the Company or until their respective successors are duly appointed and qualified;

(2)	approved a proposal, as an ordinary resolution, subject to certain conditions being met, that every 10 ordinary shares of a par value of US$0.0001 each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 ordinary share of a par value of US$0.001 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

(3)	approved a proposal, as an ordinary resolution, subject to certain conditions being met, that the authorized share capital of the Company be increased by the creation of an additional 180,000,000 ordinary shares of a par value of US$0.001 each (the “Share Increase”); such that immediately following the Share Increase, the authorized share capital of the Company will be US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each;

(4)	approved a proposal, as a special resolution, that the name change from “Glory Star New Media Group Holdings Limited” to “Cheer Holding, Inc.”; and

(5)	ratified the appointment of Assentsure PAC as the independent registered public accounting firm of the Company for the financial year ending December 31, 2023.

About Glory Star

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Glory Star is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Glory Star’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Glory Star’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)